SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS



06010384

Please ensure the entries on this return are typed

SUPPL

1. Name of company

BAE Systems plc

2. Name of scheme

BAE Share Option Plan 2001
(Options granted 2001 onwards)

3. Period of return:

From   1 July 2005   To   31 December 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

10,945,854

5. Number of shares issued / allotted under scheme during period:

21,000

6. Balance under scheme not yet issued / allotted at end of period

10,924,854

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,945,854 Jan 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,218,734,116

PROCESSED

JAN 23 2006

Contact for queries

Name   Simone Barratt

Address   Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone   01252 383945

Person making the return

Name   David Parkes

Position   Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE Systems plc

2. Name of scheme

BAE JV Share Option Plan 2001
(Options granted 2001 onwards)

3. Period of return:

From   1 July 2005   To   31 December 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,918,010

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

2,918,010

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,925,060 Jan 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,218,734,116

Contact for queries

Name   Simone Barratt

Address   Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone   01252 383945

Person making the return

Name   David Parkes

Position   Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE Systems plc

2. Name of scheme

BAE Systems Executive Share Option Scheme 1993
(Options granted 1994 to 2000)

3. Period of return:

From   1 July 2005   To   31 December 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

12,531,186

5. Number of shares issued / allotted under scheme during period:

701,943

6. Balance under scheme not yet issued / allotted at end of period

11,829,243

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

24,776,492 between April 1996 and April 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,218,734,116

Contact for queries

Name   Simone Barratt

Address   Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone   01252 383945

Person making the return

Name   David Parkes

Position   Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE Systems plc

2. Name of scheme

BAE Systems Joint Venture SAYE Share Option Scheme 1998
(Options granted 1998 onwards)

3. Period of return:

From   1 July 2005   To   31 December 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,557,814

5. Number of shares issued / allotted under scheme during period:

778,227

6. Balance under scheme not yet issued / allotted at end of period

4,779,587

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,973,931 (Nov 1998 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,218,734,116

Contact for queries

Name   Simone Barratt

Address   Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone   01252 383945

Person making the return

Name   David Parkes

Position   Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE Systems plc

2. Name of scheme

BAE Systems Joint Venture Executive Share Option Scheme 1998
(Options granted 1998 to 2000)

3. Period of return:

From   1 July 2005   To   31 December 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued
under scheme

797,679

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

797,679

7. Number and class of share(s) (amount of stock / debt securities) originally
listed and the date of admission;

860,209 (Nov 1999 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in
order for us to update our records

3,218,734,116

Contact for queries

Name   Simone Barratt

Address   Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone   01252 383945

Person making the return

Name   David Parkes

Position   Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE Systems plc

2. Name of scheme

BAE Systems SAYE Share Option Scheme 1993
(Options granted to 2002)

3. Period of return:

From   1 July 2005   To   31 December 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

46,731,028

5. Number of shares issued / allotted under scheme during period:

4,411,790

6. Balance under scheme not yet issued / allotted at end of period

42,319,238

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

84,028,260 (Dec 1994 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,218,734,116

Contact for queries

Name   Simone Barratt

Address   Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone   01252 383945

Person making the return

Name   David Parkes

Position   Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE Systems plc

2. Name of scheme

BAE Systems All Employee Share Schemes
(Options granted 2002 onwards)

3. Period of return:

From   1 July 2005   To   31 December 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,859,156

5. Number of shares issued / allotted under scheme during period:

345,522

6. Balance under scheme not yet issued / allotted at end of period

2,513,634

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,000,000 (5 December 2003)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,218,734,116

Contact for queries

Name   Simone Barratt

Address   Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone   01252 383945

Person making the return

Name   David Parkes

Position   Company Secretary

Signature